Cable Net, Inc.
4500 Bankers Hall East
855 - 2nd Street S.W.
Calgary, AB T2P 4K7

Our File No.: 000-32309

September 9, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attention:	Mr. Ryan C. Milne Accounting Branch Chief

Dear Sirs:

Re:	Cable Net, Inc. Form 10-KSB for Fiscal Year Ended December 31, 2007 Filed March 26, 2008

Please be advised that, subject to your review and comments, we propose to amend ITEM 8A CONTROLS AND PROCEDURES of the above referenced FORM 10-KSB by deleting the first two paragraphs set out therein under the heading "Evaluation of Disclosure Controls and Procedures" and by substituting the following therefore.

"Evaluation of Disclosure Controls and Procedures"

Disclosure, controls and procedures, including those relating to internal controls over financial reporting, are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act of 1934 is recorded, processed, summarized and reported, within the time period specified in the rules and forms of the Securities and Exchange Commission, Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

Due to the lack of any revenue generating activities, and the limited expenses incurred to maintain corporate existence and compliance, the nature of our business is simple. Our President is currently the only active person in the Company. All expenses of the Company are funded by another corporation of which the Principal Executive Officer of the Company is the president and principal executive officer. No expenses of the Company can be incurred or funded without the approval of the Principal Executive Officer. At the end of the period covered by this report, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to the Exchange Act Rule 13a-15 and 15d-15(e), including those relating to internal controls over financial reporting. This evaluation was done under the supervision and with the participation of our Principal Executive Officer, who relies mainly on outside professionals retained to assist him in the required information gathering and reporting process. Based on management's assessment of the effectiveness of the Company's internal control over financial reporting as at the end of the Company's most recent fiscal year, management has concluded that the Company's internal control over financial reporting will prevent or detect on a timely basis any reasonable possibility of a material misstatement of the Company's annual or interim financial statements. Notwithstanding the foregoing, management of the Company has concluded that the Company's internal control over financial reporting was not effective because in its original report it failed to disclosure management's assessment of its internal control over financial reporting.

September 9, 2008
Page Two

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only Management's report in this annual report".

In connection with responding to your comments set out in your letter of July 17, 2008, the Company acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

CABLE NET, INC.

/s/  Frank Marasco

Frank Marasco, President